[AKIN GUMP STRAUSS HAUER & FELD LLP LETTERHEAD]

Julien R. Smythe 713-220-5881/fax: 713-236-0822 jsmythe@akingump.com

February 12, 2007

Via EDGAR and Facsimile

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-7010

Attn:	Mr. H. Christopher Owings

   Ms. Mara Ransom

   Mr. Kurt Murao

   Mr. Jim Allegretto

   Mr. Scott Ruggiero

   Mail Stop 3561

Re:	Dynegy Acquisition, Inc.

 Pre-Effective Amendment No. 2 to Registration Statement on Form S-4

 File No. 333-139221

Ladies and Gentlemen:

On behalf of Dynegy Acquisition, Inc. (the “Company”), the following letter responds to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter to the Company, dated February 12, 2007, with respect to the Form S-4. For your convenience, the response is preceded by the Staff’s comment to which the response relates. Capitalized terms used, but not defined, in the responses to the Staff’s comments have the meaning given to such terms in the Form
S-4.

Opinions of Financial Advisors to Dynegy, page 43

1. Opinion of Greenhill.

In the Discounted Cash Flow Analysis conducted by Greenhill, explain why Greenhill utilized a WACC of 7.5% to 8.5% when the company utilized a WACC of 9%, as you confirm in your response to our prior comment 5 in the comment letter issued on February 6, 2007. Considering reliance upon a lower WACC would produce differing results, explain why Greenhill determined that it was appropriate to use this rate.

Securities and Exchange Commission

February 12, 2007

Selection of the appropriate weighted average cost of capital is a subjective process based on one’s view as to the risks associated with cash flows and various market-related data. Determinations of a weighted average cost of capital of a company, made by different parties, may not use the same assumptions, and as a result these analyses may not generate the same weighted average cost of capital. In this instance, Dynegy determined a WACC specific to its own facts and circumstances while Greenhill utilized market data for a group of companies.

Greenhill used the Capital Asset Pricing Model to determine independently the weighted average cost of capital employed in its fairness opinion. To determine the appropriate inputs for this analysis, Greenhill began with market data for a group of comparable companies. The details of this analysis are shown on page 66 of the Greenhill’s presentation to Dynegy’s Board of Directors (previously provided to the SEC). The Staff should note that in creating its relative contribution analysis, Greenhill used the same companies in its analysis of Dynegy and of the LS Contributing Entities. As a result of this process Greenhill applied its professional judgment in determining that a 7.5% to 8.5% range for the weighted average cost of capital was appropriate.

In order to make it clear to Dynegy’s shareholders that Greenhill relied on market data for comparable companies, we propose to add the bolded and underlined language in the paragraph below on page 59 of the Form S-4, to the filing New Dynegy will make under Rule 424(b) after the Staff has declared the registration statement effective.

The LS Contributing Entities Discounted Cash Flow. A discounted cash flow analysis is a traditional method of evaluating the value of an asset using estimates of the future cash flows of the asset and taking into consideration the time value of money with respect to those future cash flows by calculating their present value. “Present value” refers to the current value of one or more future cash payments from the asset, which we refer to as that asset’s cash flows, and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. Other financial terms used below include “weighted average cost of capital”, which refers to an average which represents the estimated expected return on all of a company’s securities. Using discounted cash flow methodology, Greenhill calculated the present values of the estimated future cash flows for the LS Contributing Entities. In this analysis, Greenhill assumed a weighted average cost of capital of 7.5% and 8.5% and EBITDA terminal multiples

Securities and Exchange Commission

February 12, 2007

of 9.5x and 8.5x, respectively (in each case using market data for the merchant generation companies listed on page 57), for high and low valuations of the operating portfolio of the LS Contributing Entities. This analysis indicated the following implied base case and downside case discounted cash flow valuations:

Your prompt attention to this matter is greatly appreciated. If you have any questions with respect to the foregoing, please call me at (713) 220-5881 or my associate, Amos J. Oelking, III, at (713) 220-8137.

Sincerely,

/s/ Julien R. Smythe
Julien R. Smythe
cc:	Lynn A. Lednicky

J. Kevin Blodgett

Carolyn J. Stone

Kent R. Stephenson

Kelly Rosser

Heidi D. Lewis

David Nanus

Ronald Cami

Charles Ching